Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	J. Brennan Ryan
999 Peachtree Street, NE / 14th Floor / Atlanta, GA 30309-3964	(Admitted in GA & FL)
Tel: 404.817.6000 Fax: 404.817.6050	Tel: 404.817.6218
www.nelsonmullins.com	brennan.ryan@nelsonmullins.com

June 28, 2007

Mr. William Friar
Senior Financial Analyst
United States Securities and
Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Semoran Financial Corporation
Form SB-2, amendment number 2
Filed on June 1, 2007
File Number 333-140768
C/M: 30369/00001

Dear Mr. Friar:

        On behalf of Semoran Financial Corporation we are responding to the Staff’s comment letter dated June 22, 2007 commenting on the filing listed above. All page references (excluding those in the headings and the Staff’s comments) refer to the pages of the marked copy of Amendment No. 3 to the Form SB-2, which is being filed concurrently and reflects Semoran Financial Corporation’s responses to your comments.

The paragraphs below respond to the Staff’s numbered comments.

Disclosure Relating To Warrants - General

1.

Please consider simplifying the warrant disclosure after footnote (1) on the cover and elsewhere in the forepart. Consider stating that in addition to receiving shareholder warrants the directors will receive one more warrant for each share they purchase. Also indicate that they will receive additional warrants related to the formation of the company and give the total number of these warrants they are expected to receive. Provide a page reference to the body of the text where you discuss the warrants in detail.

Response: We have amended the cover page of the prospectus to address this comment.

2.	In the summary section please clarify that in addition to warrants relating to the formation of the company, it is anticipated that officers and directors will also receive

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

warrants relating to compensation. Quantify the total number of these warrants. Also, where appropriate, give the grand total of warrants currently expected to be issued to officers and directors. Provide appropriate reference to detailed disclosure in the body of the text.

Response: Please refer to the revisions in the "Benefits of the Offering to Management" section on page 5 to address this comment.

3.

We note the number of different types of warrants to be issued and the relative complexity as to how the number issued is determined. In the body of the text, please provide detailed disclosure under separate subheading to describe all of the various warrants, how the number issued will be calculated, and both the number of each type expected to be issued and that might be issued on a maximum basis. Please also provide a tabular presentation of this information which reaches a grand total -representing all of the warrants currently expected to be issued and all that might be issued on a maximum basis.

Response: Please refer to the new section entitled “Description of Capital Stock of Semoran – Warrants” on page 50 to address this comment.

4.

The above referenced disclosure should include the warrants described in note (3) on page F-17, including that they were received along with the preferred stock for $810,000 in advances from the organizers. In this regard, it appears that you use the name “organizer warrants” for both a group of warrants exercisable for common stock and a group exercisable for preferred. Please consider revising the name of one of these warrants or changing their form of address in order to make the text easier to understand. Also, please use the more complete name “Series A Preferred Stock” when you reference those securities.

Response: Please refer to the new section entitled “Description of Capital Stock of Semoran – Warrants” on page 50 to address this comment. The company refers to the warrants to be issued to the organizers in connection with the private placement of the Series A Preferred Stock as “Preferred Risk Warrants” and the warrants to be issued to the organizers in connection with the public offering of common stock as “Common Risk Warrants”, both of which may be granted in an amount commensurate with the amount of funds placed “at risk” by the organizers because these funds will not be recoverable if the offering is unsuccessful. Bank regulators permit warrants which are deemed “at risk” to have fewer restrictions than other warrants granted to bank or bank holding company organizers.

5.	Where appropriate, please disclose the business reasons for issuing organizer v. director warrants.

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

Response: Organizer warrants, now referred to as Preferred Risk Warrants and Common Risk Warrants, are permitted by bank regulators to have fewer restrictions than other warrants granted to bank or bank holding company organizers. These include no required vesting periods and no prohibitions on transferability. Please refer to the new section entitled “Description of Capital Stock of Semoran – Warrants” on page 50 to address this comment.

Prospectus Cover

6.

Please revise the first paragraph of the prospectus to state, as noted in your response letter, that the company expects to open the bank in the fourth quarter of 2007. Applicable changes should also be made throughout the filing.

Response: The prospectus has been revised to reflect that the company expects the bank to open in the fourth quarter of 2007.

7.

Please revise the filing to use a consistent number for the expected purchase by affiliates. We note that throughout the filing you typically base your example values on a figure of 281,500, yet you use a figure of 301,500 on the cover. We believe that this figure should be the same as that used to calculate the number of officer and director warrants, commented upon above.

Response: The prospectus has been revised to reflect that the directors intend to purchase at least 281,500 shares of common stock in the public offering, and the remaining non-director executive officer intends to purchase 20,000 shares of common stock, for a total of 301,500 shares purchased by management. These respective purchases should continue to be separated because Common Risk Warrants and Director Warrants are only granted to the directors in relation to their purchases in the offering, while Shareholder Warrants are granted to all subscribers in the offering, including directors and non-director executive officers. Consequently, we expect that a total of 281,500 Common Risk Warrants and Director Warrants will be granted to the directors based upon their expected purchases of 281,500 shares of common stock, and 150,750 Shareholder Warrants will be granted to the directors and non-director executive officers based on their expected collective purchases of 301,500 shares. All tables reflecting total warrants to be granted to management will include both the 281,500 Common Risk Warrants and Director Warrants granted to directors, as well as the 150,750 Shareholder Warrants granted to all directors and non-director executive officers.

Summary, page 1

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

8.

We suggest that in the summary, in a simple clear explanation, you explain or display what securities and how many are outstanding before the offering and what securities and how many will be outstanding after the offering.

Response: Please refer to the new paragraph in the section entitled “Summary - General” on page 1 to address this comment.

9.

Where appropriate, and taking into account our related comments requesting changes in the summary, please ensure that there is a summary explanation as to how the companies pre-opening expenses were met. Note our related comment number 15.

Response: Please refer to the new paragraph in the section entitled "Summary -Financing Activities To Date" on page 4 to address this comment.

Common Stock to be Outstanding..., page 5

10.	We note from later in the text that the preferred stock converts automatically into common. Please revise Item (3) to reflect this situation.

Response: Item (3) was revised to reflect that the shares of Series A Preferred Stock will be outstanding following the completion of the offering.

Use of Proceeds, page 6

11.	Disclose how the Bank will use the proceeds.

Response: The Bank's use of the proceeds was disclosed in this section.

Ownership by Management, page 7

12.

We don’t understand the why you have excluded the shares referenced in footnote (1) and you rely upon yet another explanation of how these various values are derived. Please consider simplifying this section to rely upon the expected grand total of warrants previously referenced, as well as any shares of common stock expected to be purchased directly in this offering. Please also use the resulting number and percentage of shares in the related risk factor.

Response: We have revised the disclosure to include all warrants to purchase Series A Preferred Stock and assumed, for purposes of calculating potential ownership of management, that the shares of Series A Preferred Stock are converted to common stock. We have also revised this section to reflect that we estimate that warrants to purchase a total of 553,750 shares, including all warrants

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

to purchase Series A Preferred Stock, will be granted to our directors and executive officers. We have revised the table in the “Summary – Ownership by Management” and the related risk factor to disclose the resulting number and shares.

13.	Consider moving the discussion of Florida law to a more appropriate location.

Response: The discussion of the minimum capital requirements required to comply with Florida law has been deleted and it is disclosed in the section entitled “Description of Capital Stock of Semoran – Preferred Stock” on page 50.

Use of Proceeds By Semoran, page 20

14.	Please delete note 1 to the tabular presentation since additional proceeds were not obtained from the private placement.

Response: Note 1 has been deleted.

Managements Discussion and Analysis of Financial Condition and Plan of Operations

Liquidity and Interest Rate Sensitivity

Organizational Period, page 25

15.

We note your disclosure that since October 11, 2005 the company’s pre-opening expenses have been funded through preferred stock purchases from the organizers and draws from a line of credit. Please explain how this statement is true and revise to more accurately reflect the events that have occurred (e.g. funds used were from organizer advances and subsequently exchanged for preferred stock, in April 2007 the company obtained a line of credit of up to $750,000, etc). Revise here and elsewhere throughout the document as necessary (e.g. Benefits of the Offering to Organizers and Management on page 4, etc.).

Response: This disclosure has been revised to reflect that the organizers originally advanced funds to the company, and these funds were exchanged for Series A Preferred Stock. Additionally, the company entered into a line of credit arrangement in April 2007 to provide additional liquidity during the organizational and offering period.

Management page 38

16.	Please reconcile the deletion of Aubrey H. Wright from the table on page 38 with the information about him on page 41.

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

Response: Mr. Wright has been included in the beneficial ownership table.

Preferred Stock, page 49

17.	Please disclose the terms of the preferred stock. For example, note the amount of the dividend, liquidation value etc.

Response: The terms of the preferred stock are disclosed in the section entitled “Description of Capital Stock of Semoran – Preferred Stock” on page 50.

18.

We note, in part, that the currently outstanding preferred stock was issued subsequent to the filing of this registration statement. It also appears that the preferred stock is an integral component of the overall formation and capitalization of the bank, together with this offering of common stock. Please provide us with your analysis as to why the preferred stock offering does not have to be integrated with this offering of common stock.

        Response: The company is relying on the exemption from registration requirements found in Section 4(2) of the Securities Act in connection with the issuance of the preferred stock. In our opinion, the issuance of preferred stock by the company and the public offering of common stock by the company should not be integrated under the five factor test expressed in Release 33-4552 (November 6, 1962) issued by the SEC under the Securities Act of 1933. In addition, we also believe that, as a policy matter, the issuance of the preferred stock and the public offering of common stock should not be integrated because registration of the preferred stock issuance is not necessary to protect the purchasers of the preferred stock, considering the nature of the offerees as directors of the company and organizers of the bank. We describe the reasons for these opinions in the following paragraphs.

        The doctrine of integration operates to prevent an issuer from circumventing the registration and prospectus delivery requirements of the Securities Act. Put simply, integration is the process of combining separate transactions in securities as part of the same offering for purposes of analyzing whether the registration provisions of the Securities Act apply. It is what prevents an issuer from evading registration by artificially splitting what is in reality a single offering to make it appear that an exemption applies when no exemption for that offering was ever intended. See SEC Release 1424-65 (November 13, 1998). In furtherance of this policy, the SEC and courts have developed a five factor test that is useful in determining whether offerings should be integrated. This five factor test, however, should be applied in a manner that is consistent with the policy

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

behind the prohibition on integration. An analysis of the five factors in light of the particular facts and circumstances is set forth below.

A. Five Factor Test

         The following five factors are useful in most contexts in determining whether two or more offerings should be integrated:

         1.    Are the offerings part of a single plan of financing?

        We do not believe the preferred stock issued to the directors of the company and the common stock to be issued and sold in the public offering should be considered part of a single plan of financing. A “single plan of financing” tends to refer to factors such as the method of offering the security and the financial interdependence of the offerings, whereas the “general purpose” is often viewed as relating to the expected use of proceeds. See Louis Loss et seq., Securities Regulations, ch. 3, pt. C.1. In many cases, these two factors are considered to be closely related and a similar analysis applies to both. Accordingly, please also refer to the analysis set forth in the following paragraph.

        As a practical matter, the issuance of the preferred stock is less of an offering and more of a satisfaction of a regulatory requirement, as described in the following paragraph. Moreover, the issuance of the preferred stock does not involve the ordinary method of offering to sell or soliciting offers to purchase the securities, such as the intensive selling efforts to be conducted by company insiders in the public offering of the common stock. Rather, the preferred stock was issued to the individual directors of the company within the confines of company’s board meetings and without any offer, solicitation or sale being made outside of the boardroom walls. These individuals, who serve as both the directors of the company and the organizers of the bank, have all been actively involved in the steps to form the company and the bank. They have met numerous times over the past 18 months to work on the bank regulatory applications, to develop the bank’s business plan and financial projections, to discuss potential locations for the bank and the hiring of employees, and to develop loan and other internal policies for the operation of the bank. These individuals are also solely responsible for funding the organizational expenses for the formation of the bank. If these organizers were forming a company in any other industry, they would have acquired their shares at the time of the formation of the company, well before this public offering. However, because FDIC rules require that all investors, including the organizers of the bank, pay the same price for their stock, the organizers originally planned to acquire common stock in the public offering and to fund the organizational expenses for the bank in the form of non-interest-bearing advances to the company. The directors have made the decision to

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

advance these funds to the company based on the discussions among all the organizer/directors at their board meetings. As discussed further below, they have now exchanged their right to be reimbursed for these advances for shares of preferred stock. The decision to exchange their reimbursement rights for shares of preferred stock was a collective decision made by all the organizer/directors at their board meetings. Thus, the process of issuing the preferred stock to these individuals could hardly be more different than the method the company will take to offer the common stock in the public offering.

        Further, the offering of the preferred stock is completely independent of the proposed public offering of common stock. The capital raised through the advances and issuance of preferred stock is being used to pay for the expenses incurred in organizing the bank and to satisfy minimum capital requirements necessary to comply with state blue sky laws. While the public common stock offering will be conditioned on receipt of preliminary approvals to open the bank, this private preferred stock offering is not dependent in any way on the subsequent common stock offering. Further, no proceeds from the preferred stock offering will count towards the minimum capital amount to be raised in the proposed public offering of common stock. In fact, the company could still capitalize the proposed bank without any proceeds from the offering of preferred stock. The company’s minimum offering amount of $12,500,000, which has not changed from the original registration statement, is more than sufficient to capitalize the proposed bank subsidiary with the required $10,750,000. For these reasons, the offerings are financially independent.

         2.     Do the offerings have the same general purpose?

        The preferred stock and the common stock to be issued and sold in the public offering are not being sold for the same general purpose. The capital raised through the original cash advances, and thus the issuance of the preferred stock, is being used to pay for the expenses incurred in organizing and seeking regulatory approval for the opening of the bank. The capital to be raised in the public offering will be used to capitalize the bank, but only following receipt of these regulatory approvals. The directors are solely responsible for the financial risks in connection with these regulatory applications. No investor in the public offering will bear any risk that the bank does not open. Therefore, the cash advances/preferred stock offering has a distinctly different purpose than the public offering of the common stock.

        Further, the company issued the preferred stock solely to comply with the Florida Securities and Investor Protection Act requiring a minimum amount of capital of $25,000 in order to sell securities in the State of Florida, the state in which the issuer believes most of the securities will be sold. There is no other purpose to be advanced by issuing the

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

preferred stock other than meeting this requirement. The proceeds will not be counted toward the minimum offering amount and, as noted above, because the minimum proceeds of the public offering are independently sufficient to capitalize the bank, the capital raised in the preferred stock offering is insignificant relative to the total offering amount and the amount of capital necessary for the company to begin its banking operations. Proceeds from the common stock to be issued in the public offering, on the other hand, will be used to provide the initial capital for the bank.

         3.     Are the offerings of the same class of securities?

        The sale of the Series A Preferred Stock and the common stock to be issued in the public offering do not involve the issuance of the same class of securities. Section 15(d) of the Securities Exchange Act of 1934 defines a “class” of securities as those that are “substantially similar in character and the holders of which enjoy substantially similar rights and privileges.” The Series A Preferred Stock is not substantially similar to the common stock because of different voting, dividend and liquidation rights. The holders of the Series A Preferred Stock have no voting rights except as otherwise required by Florida law. See Jevic Transportation, Inc. (April 20, 1999) (The SEC Staff stated, “[T]he Division generally regards common securities of a single issuer that carry different voting rights to be distinct classes of securities”). Cf. Motorola, Inc. (Dec. 30, 1971) (finding two classes of common stock to be separate due to differences in voting rights, liquidation preferences, and pre-emptive rights). The Series A Preferred Stock also has a liquidation and dividend preference that ranks senior to the common stock. The Series A Preferred Stock is not convertible until April 1, 2009, which will be at least more than one year following the company’s initial public offering of common stock. The Staff has historically treated an offering of a class of securities and an offering of another security convertible into that class of securities as offerings of different classes of securities for purposes of the integration doctrine if the convertible or exercisable security is not convertible or exercisable within one year of the date of issuance. See Div. of Corp. Fin. Manual of Pub. Avail. Tel. Interps. A.9. (July 1997). Therefore, under Section 2(a)(3) of the Securities Act, the common stock that may be issued in exchange for the preferred stock should not be deemed to be offered and sold at the time of the issuance of the preferred stock.

         4.     Are the offerings being made at or about the same time?

        Although the offerings will be less than six months apart, because of the other four factors in the five factor test, we do not believe this factor should be dispositive of the integration analysis.

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

         5.    Are the securities being sold for the same type of consideration?

        The consideration to paid for the preferred stock is extinguishment of the right to repayment by the directors for the monies already invested in the company. The consideration for the common stock is cash. Thus, the securities are not being sold for the same type of consideration.

        There is no clear guidance as to how many factors must be present in order for offerings to be integrated or the relative weight to be given to each factor. It is clear, however, that all factors need not be absent in order to justify non-integration, and the SEC has in the past not required integration of offerings made at or about the same time. See, e.g., Black Box, Inc. (June 26, 1990). In our opinion, the five factors discussed above favor the nonintegration of the offerings, and application of the factors does not suggest that a single offering has been split in two to avoid registration.

B. Policy Considerations Under Black Box

        We believe that integration of the offerings would not serve the basic policies behind the Securities Act registration requirement, which is to protect investors by providing them with full and fair disclosure concerning the securities being sold, thus enabling them to make informed investment decisions. Therefore, even if the staff disagrees with our opinion that the offerings should not be integrated under the five factor test, we believe for policy reasons that the offerings should not be integrated.

        In Black Box Incorporated (June 26, 1990), integration was not required in an offering that would likely have been integrated based solely upon the five factor test above. In addition, a portion of the Black Box no action letter dealt specifically with the situation in which Rule 152 was not available because the offerings would occur simultaneously. The Staff nevertheless took a no action stance based on a policy position that requiring registration would not further the purposes of the Securities Act registration requirement. In Black Box, the issuer proposed to perform a non-registered private offering under Section 4(2) of the Securities Act simultaneously with a registered initial public offering. The Rule 152 safe harbor would not be available because the agreement to be entered into with the private placement investors would not be executed at the time the registration statement for the public offering was to be filed. Since the private placement investors would not be bound at the commencement of the public offering, the private placement could not be deemed “completed” prior to the public offering, rendering Rule 152 unavailable. The non-registered private offering was to

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

consist of debentures that were convertible into the same class of shares that was to be offered in the initial public offering. The staff took a no-action stance, stating:

“The Division of Corporation Finance, for policy reasons, is of the view that offers and sales of the Convertible Debentures to a limited number of purchasers, as described, in a transaction subsequent to the filing of the registration statement covering the Company’s proposed public common stock offering need not be integrated with the registered public offering.” (Black Box, p. 2, para. 3).

         The rationale behind the Staff’s policy decision to permit a private placement to a limited number of institutional investors in Black Box after the filing of a registration statement should also apply in the present situation. In fact, there is no institutional investor or other person, no matter how large or how sophisticated, that would be in a better position to assess the risks before making an informed investment decision than the 16 directors/organizers who have been working for 18 months to organize this new bank, including assisting in the drafting of, review, and approval of the registration statement for the company’s initial public offering, who are already bearing all the financial risks of the organizational process, who have undergone background checks conducted by the FDIC, and who have met with and submitted extensive personal biographical and financial information to the FDIC and the Florida Office of Financial Regulation to obtain approval to serve as directors of the new bank.

        Furthermore, the prevailing view among commentators and securities law practitioners is that the Black Box exception applies to a private offering involving management pursuant to the SEC Staff’s so-called “Macy’s position.” See Stanley Keller, Integration of Private/Public Offerings Update at 13. Informal discussions by practitioners reveal that the “Macy’s position”, i.e. that management does not need the protection of registration and would not be the object of general solicitation, is “still good”, according to SEC Staff. See www.thecorporatecounsel.net, Q&A/Discussion Forum topic no. 713. The SEC Staff has cited the “Macy’s position” in two published comment letters effectively stating that such position is available to avoid integration if the purchaser is part of management. See Columbia Equity Trust, Inc. (June 22, 2005) (finding Macy’s position unavailable to avoid integration since purchaser was not executive officer of issuer); Feldman Mall Properties, Inc. (April 4, 2005) (questioning whether Macy’s position would apply to purchaser who is not yet part of management nor involved with structuring of transaction).

         Since the director/organizers are bearing all of the risks for the formation of the bank, there is no substantive distinction between the interest-free cash advances they have been making and the preferred stock that was issued to them in exchange for giving up

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

their right to be reimbursed for these advances. Solely because of a failure to anticipate the Florida securities rule prior to filing this registration statement, the director/organizers have been placed in a Catch 22 position - the company cannot conduct a public offering in Florida unless the cash advances are formally converted to equity, but the cash advances cannot be converted to equity if the two offerings are deemed integrated. No public policy purpose would be served by requiring that the registration statement be withdrawn and then refilled only after an adequate period of time has passed following the issuance of the preferred stock, but the delay that would occur, and the increase in expenses that would result in the delay, may effectively keep this bank from ever opening. For these reasons, we believe that for policy reasons the Staff should take a no-action stance even if the Staff concludes the offerings should be integrated under the five-factor test.

         Please also note that the preferred stock will be “restricted securities” and/or “control securities” as defined in Rule 144 promulgated under the Securities Act (“Rule 144”), and will be subject to the restrictions on transfer applicable to affiliates under Rule 144. Therefore, the protections of the Securities Act preventing investors in a private placement from effectively serving as underwriters for a public offering will apply.

Additional Information, page 60

19.	Revise the prospectus so that you can delete the qualification in the first paragraph.

Response: The qualification was deleted.

Financial Statements for the year ended December 31, 2006

Notes to Financial Statements

Note 9– Subsequent Events, page F-11

20.

We noted your disclosure that on May 29, 2007, the company issued 81,000 shares of Series A Preferred Stock and warrants to purchase 121,500 shares of Series A Preferred Stock to the organizers of which 81,000 are “organizer warrants.” Please expand the disclosure (here and in your interim financial statements in Note 3 on page F-16) to state, if true, that the remaining 40,500 warrants represent shareholder warrants to purchase preferred stock.

Response: The disclosure was expanded to reflect that 40,500 warrants represent shareholder warrants to purchase Series A Preferred Stock.

Interim Financial Statements for the period ended March 31. 2007

General

21.	Please revise your statements of operations and cash flows to include the corresponding period in the prior fiscal year (i.e. March 31, 2006).

Mr. William Friar
United States Securities and
Exchange Commission
June 28, 2007

Response: The disclosure was revised to include a column for the three months ended March 31, 2006 in the tables for the statement of operations and cash flows.

22.	Considering the material equity transactions that occurred, please revise to include a statement of stockholders equity for the interim period.

Response: The disclosure was revised to include a statement of stockholders' equity for the interim period.

Balance Sheets, page F-13

23.	Considering your Series A Preferred Stock has no par value, tell us why you have classified the $810,000 as additional paid-in capital. Please advise or revise as necessary.

Response: Additional paid-in capital reflects the excess of the issue price over the par value of the Series A Preferred Stock. In the private placement, $810,000 of consideration was exchanged for the 81,000 shares of Series A Preferred Stock. Because the Series A Preferred Stock has no par value, all $810,000 of consideration represents additional paid-in capital.

On behalf of Semoran Financial Corporation, we hereby acknowledge that:

•	Semoran Financial Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Semoran Financial Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this filing by means of EDGAR Postmaster. Please contact me at (404) 817-6218 if you have any questions or any additional comments.

Very truly yours,

/s/ J. Brennan Ryan

J. Brennan Ryan

JBR:sem